October 9, 2018

Taylor L. Reid
Chief Executive Officer and Director
Oasis Midstream Partners LP
1001 Fannin Street, Suite 1500
Houston, TX 77002

       Re: Oasis Midstream Partners LP
           Registration Statement on Form S-3
           Filed October 1, 2018
           File No. 333-227647

Dear Mr. Reid:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    David Oelman